SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                For May 5, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                   Form 40-F
                              -----------                       -----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                               No            X
                             -----------                        -----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Announcement
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Exceptional Price Movement

This statement is made at the request of The Stock Exchange of Hong Kong
Limited.

We have noted the increase in the price of the shares of the Company today and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

As at the date of this statement, the Board of the Company comprises Messrs Fu Chengyu, Jiang Longsheng, Zhou Shouwei and Luo Han as executive directors, and Mr. Chiu Sung Hong, Dr. Kenneth S. Courtis, Dr. Erwin Schurtenberger and Mr. Evert Henkes as independent non-executive directors.

Made by the order of CNOOC Limited, the Board of the directors of which (other than Dr. Erwin Schurtenberger and Mr. Evert Henkes, who are in Europe and whom the Company has been unable to contact) individually and jointly accept responsibility for the accuracy of this statement.


For and on behalf of
CNOOC Limited

Cao Yunshi
Company Secretary

4 May 2004

                                  SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                                CNOOC Limited


                                                By:  /s/ Cao Yunshi
                                                   ----------------------------
                                                     Name:   Cao Yunshi
                                                     Title:  Company Secretary

Dated: May 5, 2004